

Mail Stop 4631

September 27, 2016

Via E-Mail
Colm Wrynn
Chief Executive Officer
NaturalNano, Inc.
13613 Gulf Boulevard
Madeira Beach, Florida 33738

> **Re: NaturalNano, Inc.
> Amended Form 8-K
> Filed September 1, 2016
> File No. 000-49901
> Form 10-Q for Fiscal Quarter Ended June 30, 2016
> File No. 000-49901**

Dear Mr. Wrynn:

We have limited our review of your filing to those issues we have addressed in our comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amended Form 8-K filed September 1, 2016

Unaudited Pro Forma Combined Financial Information, page F-25

1. We note the pro forma condensed statements of operations you have presented in the filing for the period January 1, 2016 through June 23, 2016. Please note that for discontinued operations meeting the definition in ASC 205-10-05 and that are not yet reflected in the annual historical statements t, pro forma income statements are typically required and the impact related to only the continuing operations would be presented. Given that the legacy businesses of NaturalNano Inc. that were sold to the Company's former CEO would presumably meet that definition. Please amend your filing to remove

the impact of those disposed business from your pro forma presentation including but not limited to revenues, cost of goods sold, and operating expenses.

2. We note that the pro forma condensed statements of operations you have presented in the filing for the period January 1, 2016 through June 23, 2016 include the gains on the forgiveness and conversions and modification of debt. For the amounts related to the principal and related interest related to the debt forgiven as part of the reverse merger, your pro forma presentation should not include such amounts as they represent a non-recurring charge that is directly related to the merger itself. As such, please amend your filing to represent the amount of gain related to the forgiveness of debt directly associated with the reverse merger. Based on your disclosure in your Form 10-Q for the period ended June 30, 2016 that amount appears to be $496, 671.

3. We note that the pro forma condensed statements of operations you have presented in the filing for the period January 1, 2016 through June 23, 2016 include an adjustment to reflect the gain related to the disposition of the legacy NaturalNano Inc business. As indicated in our comment above, given that the gain is related to the discontinued legacy business, the pro forma impact that should be presented should be limited to only the continuing operations of the business. As such, please amend your filing to remove the impact of the gain on the disposition of the previous businesses.

4. We note that your pro forma condensed statements of operations you have presented in the filing for the period January 1, 2016 through June 23, 2016 include an adjustment to remove legal fees of $47,500 as a merger adjustment. Given that the fees would represent transaction costs associated directly with the merger itself, those amounts should not be included in your pro forma presentation. As such, please amend your filing to remove the impact of the transactional costs directly related to the reverse merger.

Notes to Condensed Consolidated Financial Statements, page F-18
Basis of Presentation, page F-19

5. We note the Company's disclosure on page F-19 that collectability of account receivable is evaluated through the review of outstanding invoices and ongoing credit evaluations of our customers' financial condition and that you maintain an allowance for doubtful accounts based on historical collections experience. As of June23, 2016 it appears that Omni Shrimp Inc. had $219,063of accounts receivable. As disclosed in the Form 10-Q as of June 30, 2016 the combined entity had $221, 697 of accounts receivable. Please tell us whether those receivable were net of any allowance for doubtful accounts. Please also tell us how much of the outstanding receivables as of that date have been subsequently collected.

Form 10-Q for the period ended June 30, 2016
Note 1- Principal Business Activity, Material Definitive Agreement and Significant Accounting
Policies, page 7

6. We note your disclosure that you have accounted for the acquisition of Omni Shrimp as a
    reverse merger consistent with the guidelines set forth in Topic 12 of the SEC Financial
    Reporting Manual and that you have concluded that Omni Shrimp has been deemed the
    acquiring entity. As such, and consistent with the referenced guidance, the continuing
    SEC financial reporting obligation would be considered that of the accounting acquirer.
    As such, as of June 23, 2016, NaturalNano Inc. would be required to present financial
    reporting information of the combined entity. Any comparative prior period information
    should only reflect that of the accounting acquirer. As currently presented however, it
    appears that the Company continues to reflect the historical financial information of
    NaturalNano Inc. and its legacy businesses for the comparative period and also the period
    prior to the reverse merger with Omni Shrimp. Please amend your Form 10-Q as of June
    30, 2016 to update your condensed statements of consolidated balance sheets, operations,
    stockholder's deficiency and   cash flows to reflect the financial reporting information of
    Omni Shrimp Inc. only for periods prior to the reverse merger and only include financial
    reporting operation of the combined entity for the 7 days subsequent to June 23, 2016
    which was the acquisition date. The footnote disclosures related to the basis of
    presentation and accounting for the reverse merger should clearly clarify the legal and
    accounting form of the transaction and also explain that the historical information are a
    continuation of the financial statements of Omni Shrimp Inc. Your disclosures should
    also clearly indicate that the capital structure of the consolidated enterprise as of June 30,
    2016 is now different from the amounts appearing in the historical financial statements.
    As such, we would expect the following amendments to be made to your disclosures:

    - Condensed consolidated balance sheets as of June 30, 2016 and comparative
      period as of December 31, 2015. The balance sheet as of December 31, 2015
      would only reflect the historical information of Omni Shrimp Inc. only.
    - Condensed consolidated statements of operations for the three and six months
      ended June 30, 2016 and for the comparative period June 30, 2015. Given that
      Omni Shrimp Inc. was not incorporated until September 22, 2015 you can
      choose to omit the comparative period and provide disclosure to indicate the
      period of incorporation. The amounts included in the three and six months
      ended June 30, 2016 would include only the activity related to Omni Shrimp
      Inc. prior to June 23, 2016 and that of the combined entity for the 7 days
      subsequent to June 23, 2016. As such, we would expect that amounts related
      to the gains on the discontinuation of the legacy businesses of NaturalNano
      Inc. along with the extinguishment of debt associated with the merger would
      not be included.
    - Condensed consolidated statements of stockholder's equity/deficiency as of
      June 30, 2016. The period reflected as of December 31, 2015 would be that of
      the historical Omni Shrimp equity section. The activity between December 31,
      2015 June 23, 2016 would reflect that of Omni Shrimp only. A separate line

reflecting the accounting and impact of the reverse merger to the equity of the combined entity would be presented as of that date. Any incremental activity for the seven days after June 23, 2016 would then be reflected; and

- Condensed consolidated statements of cash flows for the six months ended June 30, 2016 and for the comparative period ended June 30, 2015. Similar to the above, you can choose to not reflect the comparative period with a note indicating the incorporation of Omni Shrimp Inc. on September 22, 2015.

In providing the above revisions, please ensure that your updated financial statements include a caption indicating that they are "As Adjusted" and your notes to your financial statements include disclosure that includes the impact of the restatement on the various financial statements to reflect the amounts originally reported and As Adjusted. See ASC 250-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Alfred Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction